September 8, 2022

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust II Pool ID #57119

ProShares UltraShort Bloomberg Crude Oil Pool ID #44235

ProShares Ultra Bloomberg Crude Oil Pool ID #44239

ProShares Ultra Gold Pool ID #44241

ProShares Ultra Silver Pool ID #44242

We are writing to respond to the comments contained in your letter to us dated July 8, 2022, relating to Post-Effective Amendment No. 1 to the Form S-3 for the above referenced commodity pools (the “Pools”), which was filed with the Securities and Exchange Commission on June 24, 2022.

For ease of reference, your comments have been restated before our response. Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

1.

Comment: Please prominently discuss the impact of current geopolitical events on the market for crude oil, gold and silver, on the futures markets for crude oil, gold and silver and on your Oil and Precious Metals Funds. Your discussion should address volatility in prices and trading volume for crude oil, gold and silver futures and in your shares. Please place this discussion in context by quantifying, to the extent information is available, the relative contribution of Russia and Ukraine in the global markets for crude oil, silver and gold, prices of crude oil, silver and gold, the price of your shares, the price of any futures contracts for crude oil, gold or silver, the extent to which these futures markets are experiencing backwardation, and the increased trading volume of crude oil, gold and silver futures and your shares as of the most recent practicable date. Similarly, please revise your risk factor section, Risks Specific to the Oil and Precious Metals Markets and Funds beginning on page 20, to describe specific risks of current geopolitical events for the crude oil, gold and silver markets and for your Oil and Precious Metals Funds and their investments. Also revise to describe the risks relating to the impact of current events on underlying assumptions and expectations and the potential for resulting volatility and losses.

Response: The Trust has revised the disclosure in response to your comment.

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We hope that these responses and the revised disclosure adequately address your comments. If you have any further comments or questions, please contact me as soon as practicable. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Robert Borzone

Senior Director, Counsel

ProShare Capital Management LLC